Exhibit 12.1

BlackRock, Inc.

Computation of Earnings to Fixed Charges

(unaudited)

(Dollar amounts in 000’s)	Year ended December 31,					Six Months ended June 30,

	2002	2003	2004	2005	2006	2006	2007
Pre-tax income	$223,948	$250,902	$200,438	$375,755	$528,233	$134,266	$417,632
Add: Fixed charges	4,726	5,211	5,590	15,236	22,393	8,216	33,312
Distributions from equity investees	1,008	3,144	2,276	2,620	1,939	397	5,118
Less: Income from equity investees	(2,098)	(4,912)	(2,549)	(11,526)	(5,659)	(5,091)	(22,475)

Pre-tax income before fixed charges	$227,584	$254,345	$205,755	$382,085	$546,906	$137,788	$433,587

Fixed charges:
Interest expense	$683	$720	$835	$7,924	$9,916	$3,999	$21,209
Portion of rent representative of interest	4,043	4,491	4,755	7,312	12,477	4,217	12,104

Total fixed charges	$4,726	$5,211	$5,590	$15,236	$22,393	$8,216	$33,313

Ratio of earnings to fixed charges	48.15	48.81	36.81	25.08	24.42	16.77	13.02